Filed by LIV Capital Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LIV Capital Acquisition Corp.

Commission File No. 001-39157

Date: May 10, 2021

The following communication was sent to employees of AgileThought, Inc. on May 10, 2021:

AgileThinkers,

It has been a busy year for AgileThought so far, and I want to take a few minutes to update each of you on the exciting and important process in which we are currently engaged.

I am thrilled to share with you that we have signed a business combination agreement to merge with LIV Capital Acquisition Corp. (NASDAQ: LIV Capital), a publicly traded special purpose acquisition company, or SPAC. This is the first step in our journey to the public markets, which you can read more about on our website. Upon closing of the merger, we will be a publicly-traded company under our current name and ticker symbol AGIL. We expect the closing to occur in the third quarter of 2021 after LIV Capital’s public shareholders vote to approve the transaction.

I am sure many of you have questions about the SPAC process and timeline. As such, I have included a brief Q&A document and some general information that you may find helpful. It is important to note there are some requirements as it pertains to sharing insider information and trading embargos. We will be setting up town hall events following this announcement to answer any questions you may have. In the meantime, any specific questions pertaining to your confidentiality obligations, the prohibition on your trading in LIV Capital’s securities, or if you are directly contacted by the media, analysts or investors, please contact Olga Shinkaruk (olga.shinkaruk@agilethought.com).

Preparing for this transaction has required extraordinary commitment on the part of exceptional people. I want to take this opportunity to express my sincere gratitude to all the teams and individuals who have worked very hard to bring us to this very important milestone. We are a team of AgileThinkers and everyone’s effort accumulates to AgileThought’s success. We could not have reached this milestone without your dedication, hard work, and commitment to AgileThought.

Last and most importantly, the dedicated work of each AgileThinker over the years transforming enterprises to next-gen technology has put us in a position where we can become a public company.  Continue focusing on operational excellence, quality products and services and customer focus and innovation: These guiding principles remain core to our success.

Thank you for your hard work, contributions and dedication to the future of AgileThought. I am excited about our next chapter!

Sincerely,

/s/ Manuel Senderos
Manuel Senderos
Chairman & CEO, AgileThought

Q&A

What is a SPAC?

●	Many of you have likely been monitoring SPAC trends, and may have some familiarity with this path to becoming a public company. A SPAC is a Special Purpose Acquisition Company. A “shell” or “blank check” company raises capital in an initial public offering and is listed on a public stock exchange—like the New York Stock Exchange (NYSE) or the NASDAQ. The sole purpose of the SPAC is to find a company to acquire or merge with – and they generally get 18 months to two years to do so. If they don’t, investors get their money back and the SPAC dissolves. If they do, and the stockholders of the SPAC approve, then you have a “merger.” Some call it a “reverse” merger – i.e., a company with operations and revenues (such as ours) “backing into” an existing public company.

Why did we choose to go public as a SPAC as opposed to a traditional IPO?

●	There were several options we were exploring, so we went into this with an open mind. The SPAC approach presented an opportunity to reach the public markets in an efficient manner with a partner who has a track record of creating shareholder value. The LIV Capital team has seasoned investors with deep experience supporting high-growth companies in Mexico, so they understand the importance of our nearshore capabilities.

What will happen from the proceeds as a result of the SPAC?

●	The majority of the proceeds will be utilized to pay down debt and strengthen our balance sheet which will enable us to use future revenue to reinvest in our business and fuel our continuing rapid growth.

Why was it important we merge with a SPAC now?

●	AgileThought has experienced growth throughout the years, and we have only scratched the surface of the US market. Going public will enable us to compete on a global stage, invest in our future and solidify our position as the leader in technology consulting services for the Fortune 1000.

Why did we decide to proceed with LIV Capital?

●	After meeting with several potential SPAC suitors, we found that the experience and vision of the LIV Capital team aligned very well with what we were looking for from a SPAC partner. They have a following of high-quality investors and deep experience working with companies in Mexico understanding the importance of our business with Nearshore service offerings. We look forward to working with them to grow our position in the digital transformation space.

Does this merger announcement mean we are officially a public company?

●	Not yet. The merger announcement is the first public step communicating the intent for LIV Capital to merge with AgileThought. Our official Listing Day is expected to take place in the third quarter of this year in conjunction with the closing of the business combination. At that point AgileThought will officially be a public entity. We will have more communications and announcements as the Listing Day event approaches.

What does all of this mean for us?

●	Once we become a public company our investor base will include not just larger institutional and strategic investors but also more self-directed, individual investors. Although our mission to create digital transformations will remain the same, we will all bear greater responsibility to our shareholders and to each other. In addition, this transaction will undoubtedly generate excitement and interest and we expect shareholders, media, and analysts may try to get information about our business, such as new projects, sales, profitability, our strategy and more, and they will want to get it before anyone else. It is extremely important to note that a lot of this might be company confidential information - and anyone who is contacted with questions should direct the inquiries to Olga Shinkaruk (Olga.Shinkaruk@agilethought.com) from Investor Relations. Again, do not speak or otherwise communicate with anyone outside of AgileThought about AgileThought confidential information or the SPAC process. This includes speculating or offering opinions to anyone outside of AgileThought about AgileThought confidential information or the SPAC process.

What should we do if we are asked for company information?

●	You should direct any inquiries about AgileThought confidential information or the SPAC process, including inquiries from investors, media and analysts to Olga Shinkaruk (Olga.Shinkaruk@agilethought.com) from Investor Relations.

What happens if someone unintentionally gives out information?

●	If you feel that you have inadvertently disclosed AgileThought confidential information, you need to contact Olga Shinkaruk (Olga.Shinkaruk@agilethought.com) from Investor Relations.

How do I know what I can/cannot say on my social media accounts?

●	More official information and training will take place as we progress in this process. Any information you can find on our website and investor relations tab on our website is acceptable to share on your social media accounts. If you do have any questions or concerns about what you would like to share or what has already been shared, reach out to Olga Shinkaruk (Olga.Shinkaruk@agilethought.com).

Am I allowed to trade in LIV Capital’s securities?

●	No, because as an AgileThought employee you may possess material non-public information about AgileThought, and LIV Capital’s public trading price as a SPAC that has no independent operations may be materially affected by developments involving AgileThought, AgileThought is imposing a blanket prohibition on trading in LIV Capital’s securities prior to closing of the merger. AgileThought will be implementing a trading policy for its personnel that includes that prohibition as part of entering into the merger agreement and announcing the merger.

How will AgileThought change as a result of becoming a public company?

●	The only thing that will change is our new status and new duties as a public entity. Our commitment to our employees, customers and all our external stakeholders will not change.

Will employees be affected?

●	The status of AgileThought employees will not be affected. Once we become a publicly traded company, we will change how we communicate with external stakeholders and manage investor relations. We will remain focused on growing our client footprint in the United States, deepening our relationships with existing clients, and dedicating ourselves to being at the forefront of market trends and next-generation technologies to enhance our clients’ competitive advantage. We cannot do this without our talented AgileThinkers. We believe providing professional growth opportunities and investing in our talent skills will be a huge opportunity for us in the coming years, and we are excited about investing in you, our AgileThinkers.

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of LIV Capital for their consideration. LIV Capital intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to LIV Capital’s shareholders in connection with LIV Capital’s solicitation for proxies for the vote by LIV Capital’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AgileThought’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, LIV Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. LIV Capital’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with LIV Capital’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LIV Capital, AgileThought and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LIV Capital, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Torre Virreyes, Pedregal No. 24, Piso 6-601, Col. Molino del Rey México, CDMX, 11040.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LIV Capital, AgileThought and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from LIV Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of LIV Capital’s shareholders in connection with the proposed business combination will be set forth in LIV Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about LIV Capital’s directors and executive officers in LIV Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and sales pipeline, projections regarding clients and maintaining and growing client relationships, potential future business expansion opportunities and growth strategies, AgileThought’s cash resources, sources of cash and indebtedness, AgileThought’s ability to source and retain talent, the potential benefits and commercial attractiveness to its clients of AgileThought’s services, potential results and benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of AgileThought’s and LIV Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AgileThought and LIV Capital. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of LIV Capital or AgileThought is not obtained; AgileThought’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand clients’ use of its services and attract new clients, and source and maintain talent; risks relating to AgileThought’s sources of cash and cash resources; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to AgileThought; AgileThought’s ability to manage future growth; the effects of competition on AgileThought’s future business; the amount of redemption requests made by LIV Capital’s public shareholders; the ability of LIV Capital or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in LIV Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors” filed with the SEC on March 30, 2021 and other documents of LIV Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LIV Capital nor AgileThought presently know or that LIV Capital and AgileThought currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LIV Capital’s and AgileThought’s expectations, plans or forecasts of future events and views as of the date of this communication. LIV Capital and AgileThought anticipate that subsequent events and developments will cause LIV Capital’s and AgileThought’s assessments to change. However, while LIV Capital and AgileThought may elect to update these forward-looking statements at some point in the future, LIV Capital and AgileThought specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LIV Capital’s and AgileThought’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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